UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

National Mercantile Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636912107

(CUSIP Number)

Thomas G. Lovett, IV

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South 8th Street

Minneapolis, Minnesota  55402

612-371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”: for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carl R. Pohlad, as Trustee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 387,498

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 387,498

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 387,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James O. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 991,917

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 991,917

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 991,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 991,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 636912107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William M. Pohlad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 991,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 991,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person (See Instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2001, as last amended by that Amendment No. 9 to Schedule 13D filed with the Commission on June 15, 2006 (the “Schedule 13D”). This Amendment No. 10 amends and supplements the statement on Schedule 13D (Amendment No. 9). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer
(a) Number and Percentage of Class beneficially owned:

On November 21, 2006, certain of the Reporting Persons executed an Amendment to Securities Purchase and Option Agreement dated as of December 19, 2005 by and among Scott A. Montgomery (“Montgomery”), Elaine B. Montgomery, The Montgomery Living Trust Dated September 28, 2000 (the “Montgomery Trust” and collectively with Elaine B. Montgomery and Montgomery, the “Sellers”), James O. Pohlad, Robert C. Pohlad and William M. Pohlad (the “2006 Amendment”). A copy of the 2006 Amendment is attached as Exhibit B to this Schedule 13D and is incorporated herein by reference. Pursuant to the 2006 Amendment, on November 21, 2006, James O. Pohlad, Robert C. Pohlad and William M. Pohlad each purchased 13,625 shares of common stock from Montgomery.

Pursuant to the 2006 Amendment, the purchase of 13,625 shares by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad is in lieu of the purchase of shares to be consummated, pursuant to Section 2(a) of the Montgomery Agreement discussed below, on the first business day following the one-year anniversary of the 2005 option exercise by Montgomery. The purchase and sale of the shares effected by the 2006 Amendment is subject to the terms and conditions set forth in the Montgomery Agreement. Pursuant to the terms of the Montgomery Agreement the purchase price is the greater of (i) the average per share closing price of Common Stock as reported on the Nasdaq Capital Market during the 30 day period ending on the last trading day preceding the date of purchase and (ii) 2.1 times the book value per share of common stock computed as of the last day of the Company’s most recently completed fiscal quarter.

In addition, the 2006 Amendment amends Section 10 of the Montgomery Agreement to provide that the Montgomery Agreement shall survive the consummation of any merger of the Company with another entity or entities, unless such merger is a cash-out merger, and all references in the Montgomery Agreement to Shares, Options, Equity Interests and any other instruments evidencing ownership interests or securities convertible into or exercisable for any ownership interests in the Company shall refer to the equivalent ownership interests or convertible or exercisable securities in the surviving entity of any such merger. Moreover, appropriate adjustments shall be made in the number and class of shares of the surviving entity of any such merger to be purchased under the Montgomery Agreement after giving effect to any applicable exchange ratio.

The following table shows as of November 21, 2006 the number of shares of the Company’s stock owned by, and percentage beneficial ownership of, each of the Reporting Persons and by the Reporting Persons as a group. All share totals in this schedule 13D are adjusted to reflect the five-for-four stock split in the form of a 25% stock dividend issued by the Company on April 14, 2006 to shareholders of record March 31, 2006 (the “Stock Split”).

Name	Shares of Common Stock	Shares of Common Stock Acquirable Pursuant to Montgomery Agreement	Percent- age of Class	Shares of Series B Preferred Stock	Percentage of Class	Common Stock and Equivalents	Percentage Beneficial Ownership All Classes
Carl R. Pohlad (1)	387,498	0	7.0	0	—	387,498	7.0
James O. Pohlad (2)	833,445	74,268	15.0	334	33.4	991,917	17.4
Robert C. Pohlad	833,444	74,270	15.0	333	33.3	991,666	17.4
William M. Pohlad	833,444	74,270	15.0	333	33.3	991,666	17.4
Reporting Persons as a Group	2,887,831	222,808	52.0	1,000	100.0	3,362,747	59.2

(1)   Represents 193,749 shares of common stock held by Trust 1 and 193,749 shares of common stock held by Trust 2. Carl R. Pohlad is the sole trustee and sole beneficiary of Trust 1 and Trust 2.

(2)   Includes 176 shares of common stock James O. Pohlad has the obligation to repurchase and right to repurchase from W. Douglas Hile for aggregate consideration of $10 pursuant to that certain Director’s Qualifying Shares Agreement dated July 25, 2003. The repurchase obligation is triggered upon (a) the voluntary or involuntary termination of Mr. Hile as a member of the Board of Directors of the Company; (b) notice of desire to sell or repurchase, respectively; (c) determination of the provisions of the Director’s Qualifying Shares Agreement as illegal, unenforceable or in contravention of banking law or (d) bankruptcy or insolvency of Mr. Hile.

The percentages of beneficial ownership are based on the following number of shares of each class outstanding as of November 10, 2006 as represented by the Company in its Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2006: 5,564,955 shares of common stock and 1,000 shares of Series B Preferred Stock.

The column entitled “Common Stock and Equivalents” represents the number of shares of Company’s common stock and the number of shares of common stock issuable within 60 days of November 21, 2006 upon conversion of the Company’s Series B Preferred Stock, as described below. The column entitled “Percentage of Beneficial Ownership All Classes” shows the percentage beneficial ownership of the Company’s common stock and the shares of common stock issuable within 60 days of November 21, 2006 upon conversion of the Company’s Series B Preferred Stock and acquirable in connection with the Agreement. Shares of common stock issuable to or acquirable by the shareholder within 60 days are deemed to be beneficially owned by such shareholder for computing such shareholder’s percentages, but are not treated as outstanding for computing the percentages of any other shareholder.

Other than with respect to the shares of the Company’s common stock issuable upon conversion of the Company’s Series B Preferred Stock or acquirable in connection with the Agreement, none of the Reporting Persons has any option, warrant, convertible security or other right exercisable within 60 days of November 21, 2006 to acquire the Company’s common stock or Series B Preferred Stock, except that

1.             James O. Pohlad has the obligation and right to acquire 176 shares by repurchase from W. Douglas Hile as described in footnote 2 to the table set forth above in Item 5(a) and

2.             James O. Pohlad, Robert C. Pohlad and William M. Pohlad have the rights set forth below under the Montgomery Agreement.

Montgomery Agreement

On December 19, 2005, three of the Reporting Persons entered into a Securities Purchase and Option Agreement dated December 19, 2005 by and among Scott A. Montgomery (“Montgomery”), Elaine B. Montgomery, The Montgomery Living Trust Dated September 28, 2000 (the “Montgomery Trust” and

collectively with Elaine B. Montgomery and Scott A. Montgomery, the “Sellers”), James O. Pohlad, Robert C. Pohlad and William M. Pohlad (the “Montgomery Agreement”). A copy of the Montgomery Agreement is attached as Exhibit A to this Schedule 13D and incorporated herein by reference. Under the Montgomery Agreement, on December 19, 2005, James O. Pohlad, Robert C. Pohlad and William M. Pohlad each purchased 8,750 shares of common stock at a per share price of $15.10248 from Montgomery upon Montgomery’s exercise of an option.

Pursuant to the Montgomery Agreement, these three Reporting Persons each have

(a)           an obligation to purchase shares of common stock issuable upon exercise after December 31, 2005 of options granted to Montgomery within 60 days of such exercise;

(b)           a right of first refusal to purchase shares of common stock the Sellers propose to transfer, whether voluntarily or involuntarily, other than for certain excluded transfers;

(c)           the right to purchase shares of common stock issuable upon exercise prior to December 31, 2005 granted to Montgomery on the first business day following the one year anniversary of exercise of options prior to December 31, 2005; and

(d)           an obligation to purchase shares of common stock held by the Sellers or shares of common stock underlying options held by Montgomery upon termination of his employment.

For the purposes of the Montgomery Agreement, the purchase price is determined with reference to the closing price as reported on the Nasdaq SmallCap Market or book value per share of the common stock.

The Montgomery Agreement covers options to purchase 232,510 shares, as adjusted to reflect the Stock Split, of common stock issuable upon exercise of outstanding options held by Montgomery (including the 26,250 shares purchase on December 19, 2005), 57,423 shares, as adjusted to reflect the Stock Split, held by The Montgomery Trust and any other shares of common stock acquired by the Sellers prior to the termination of Montgomery’s employment with the issuer. The purchase rights and obligations of each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad are with respect to approximately one-third of these shares.

The Series B Preferred is convertible into common stock of the Company upon the earlier of (i) December 19, 2005 and (ii) the following events: the execution of a definitive agreement relating to a merger, consolidation or reorganization of the Company with or into any other entity or entities in which the holders of the Company’s capital stock receive cash, property or securities (other than securities issued by any party to the merger, consolidation or reorganization which result in the holders of the Company’s voting capital stock prior to the merger, consolidation or reorganization holding not less than 66.67% of the voting power of the surviving entity), or the execution of a definitive agreement relating to any sale, transfer or other disposition of all or substantially all the Company’s assets, or adoption of any plan or arrangement relating to dissolution or liquidation of the Company. The Series B Preferred Stock is convertible into such number of shares of common stock of the Company as is equal to the liquidation amount divided by the conversion price. The liquidation amount per share of Class B Preferred Stock is $1,000 plus 8.5% per annum of $1,000, accruing from the date of issuance of the Class B Preferred Stock. The initial conversion price (as adjusted for the 2006 stock dividend) is $5.63 per share of common stock. Both the liquidation amount and the conversion price are subject to adjustment upon the occurrence of certain events. Based upon the above formula, each share of Series B Preferred Stock is convertible into 252.1088 shares of the Company’s common stock as of November 21, 2006.

The following number of shares of common stock are issuable within 60 days of November 21, 2006 upon conversion of the Series B Preferred Stock held by the following Reporting Persons:

James O. Pohlad	81,993 shares
Robert C. Pohlad	81,746 shares
William M. Pohlad	81,746 shares

(b)   Voting and Dispositive Power:

Each Reporting Person has sole voting and sole investment power over the respective securities noted above as beneficially owned by him. In addition, pursuant to that certain Director’s Disqualifying Shares Agreement dated July 25, 2003, James O. Pohlad was granted voting power over the 176 shares of the Company’s common stock held by Mr. Hile that is the subject of the Director’s Disqualifying Shares Agreement.

(b)   Transactions within 60 days:

In the past sixty days, transactions effected by the Reporting Persons or by any other person whose beneficial ownership may be attributable to the Reporting Persons consisted only of the transactions described above in respect of the 2006 Amendment resulting in the acquisition of 13,625 shares of common stock from Montgomery by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad  upon his exercise as of options held by him and acquisition of the rights and obligations under the 2006 Amendment and the Montgomery Agreement to purchase up to the following number of additional shares issuable upon exercise of options held by Montgomery or held by the Montgomery Trust: 74,268 shares, James O. Pohlad; 74,270 shares, Robert C. Pohlad; and 74,270 shares, William M. Pohlad. Each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad has the right and obligation to purchase any other shares of common stock acquired by the Sellers prior to the termination of Montgomery’s employment with the issuer and the purchase rights and obligations of the Reporting Person are with respect to approximately one-third of such shares.

(d)   Right to Direct the Receipt of Dividends:  Not Applicable.

(e)   Last Date on Which Reporting Person Ceased to be a 5% Holder:  Not Applicable.

Item 7     Material to Be Filed as Exhibits

A.            Securities Purchase and Option Agreement, dated as of December 19, 2005, by and among Scott A. Montgomery, Elaine B. Montgomery, the Montgomery Living Trust Dated September 28, 2000, James O. Pohlad, Robert C. Pohlad and William M. Pohlad.

B.            Amendment to Securities Purchase and Option Agreement dated as of December 19, 2005 to provide for substitution purchase of Shares subject to 2005 Option Exercise, dated as of November 21, 2005.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2006

/s/ Carl R. Pohlad
Carl R. Pohlad, Trustee
Carl R. Pohlad Revocable Trust No. 1 UTA dated June 28, 1991
Carl R Pohlad Revocable Trust No. 2 UTA dated May 28, 1993

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad